Exhibit 99.1

TOWERJAZZ REPORTS 71 PERCENT YEAR OVER YEAR REVENUE GROWTH
WITH STRONG MARGINS FOR THE FIRST QUARTER OF 2015

Growth Guided for the Second Quarter; Continued Increasing Customer Demand throughout the Year;
Strong Balance Sheet with Net Debt to EBITDA Ratio Reduced to Below 1X

MIGDAL HAEMEK, ISRAEL - May 13, 2015 - TowerJazz (NASDAQ: TSEM & TASE: TSEM) today reports results for the first quarter of 2015 ended March 31, 2015.

Highlights

•	Revenue of $226 million, up 71% year over year, with 33% organic growth and 31% for top 10 customers;
•	Strong margins with year-over-year improvement of:

o	Non-GAAP gross profit of 36%, from $45 million to $81 million;

o	Non-GAAP net profit of $50 million, an increase of 2.5X, with annualized EBITDA run rate exceeding $200 million;

•	Strengthened balance sheet

o	Net debt of $162 million at March 31, 2015, as compared to $406 million as of March 31, 2014:

▪	Net debt to EBITDA ratio of 0.8X;

▪	Successful accelerated bond conversion of $162 million resulted in a one-time non cash GAAP financing cost of $73 million, enabling sustainable GAAP net profit going forward;

o	Shareholders’ equity increased by 49% quarter over quarter to a record of $292 million, as compared to $196 million in the previous quarter;

•	Substantial industry leading customer partnered technologies, such as commercial IR camera with FLIR and gesture control with Intel;

•	Guiding for second quarter growth with continued increase of new products entering the factories.

First Quarter Results Overview

Revenues for the first quarter of 2015 were $226 million, reflecting 71% year over year growth as compared to $133 million for the first quarter of 2014, with strong organic (non-Micron and non-Panasonic) growth of 33% and 31% growth from top 10 customers.

Gross profit, on a non-GAAP basis, for the first quarter of 2015 was $81 million, an 81% improvement from the $45 million reported in the first quarter of 2014, representing strong gross profit margin of 36%.

EBITDA, which is akin to non-GAAP operating profit, was $51 million for the first quarter, 86% higher than in the first quarter of 2014.

On a non-GAAP basis, net profit for the quarter was $50 million, representing 22% net profit margin, as compared to the $20 million or 15% net profit margin reported in the first quarter of 2014, and an increase as compared to the $46 million or 20% net profit margin reported in the previous quarter.

Gross profit, on a GAAP basis, for the first quarter of 2015 was $33 million, a significant increase as compared to $4 million in the first quarter of 2014, and operating profit was $2 million in the quarter as compared to operating loss of $87 million in the first quarter of 2014, which included a one-time impairment cost of $71 million resulting from the cessation of Nishiwaki fab operations in Japan.

Net loss on a GAAP basis for the first quarter of 2015 was $73 million as a result of $85 million of non-cash other financing expenses. This was primarily due to the successful accelerated conversion of Series F debenture of $162 million, which otherwise would have been recorded as financing expenses throughout 2015 and 2016. (Note: accelerated accretion and amortization expenses are recorded in accordance with US GAAP, ASC 470 (formerly EITF 98-5 and EITF 00-27)).  For the first quarter of 2014 we reported net profit of $39 million,  which included $151 million gain calculated under GAAP from the acquisition of TPSCo derived from the high value assigned to our stake in TPSCo and one-time non-cash allowance of $71 million resulting from the cessation of the Nishiwaki fab operations in Japan. GAAP net profit for the fourth quarter of 2014 was $0.6 million and included $20 million of positive effect from the Nishiwaki fab restructuring and impairment recorded in that quarter.

Sustainable GAAP net profit going forward may be expected by the Company due to the future non-cash financing-expenses being reduced in a significant manner, in relation to the Series F bonds, having been reduced from $231 million as of March 31, 2014 to $35 million as of today.

Balance sheet was strengthened with a $162 million debt reduction of Series F debentures during the first quarter of 2015 and a 49% increase in shareholders’ equity to a record of $292 million as of March 31, 2015.  During the quarter, the Company also reduced short–term liabilities from $300 million to $203 million and completed a $45 million voluntary transaction to early redeem Jazz notes. Net debt as of March 31, 2015 was reduced to $162 million, significantly lower than the net debt of $406 million as of March 31, 2014, resulting in a net debt to EBITDA ratio of 0.8X.

During the first quarter of 2015, the Company’s main cash activities, which resulted in cash on hand of $134 million as of March 31, 2015, were: positive cash generation from operating activities of $44 million (or $40 million net of interest payments), proceeds from exercise of warrants and options of $6 million, investment in fixed assets of $28 million, debt principal payments including the early redemption of Jazz notes of $47 million and $25 million for Nishiwaki's employees retirement related payments.

Business Outlook

TowerJazz expects revenues for the second quarter of 2015 ending June 30, 2015 to be $235 million with an upward or downward range of 5%.

CEO Comments

Mr. Russell Ellwanger, Chief Executive Officer of TowerJazz, commented, “First quarter performance demonstrated the highest year-over-year growth of all reported foundries. We have continued to break our company record in the amount of photo masks that have entered our factories with 37% year-over-year growth, 45% including TPSCo, providing even greater confidence in our future outlook - customer demand is strong. First quarter margin performance was good and on track to achieve the previously announced fourth quarter 2015 40% non-GAAP gross margin target, significantly up from the 27% post TPSCo establishment. Upon opportunity, debt holders chose to convert their securities to become shareholders, reflecting belief in the company fundamentals, vision and strategy.”

Ellwanger concluded, “We have continued to strengthen our position as the analog global leader, serving first tier customers in all segments of our business, and as well have gained a strong US investor base reflected by a 75X increase in NASDAQ dollar volume of trade, while also surpassing a $1 billion market cap. We are excited and optimistic to continue this trajectory through 2015 and beyond and conclude with the quote our Chairman, Mr. Amir Elstein, gave in our fourth quarter release, that we are ‘successfully delivering to our strategy to build an increasingly profitable, fast growing and world leading specialty semiconductor foundry’”.

Teleconference and Webcast

TowerJazz will host an investor conference call today, May 13, 2015, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the first quarter 2015 and its second quarter 2015 outlook.

This call will be webcast and can be accessed via TowerJazz’s website at www.towerjazz.com., or by calling: 1-888-668-9141 (U.S. Toll-Free), 03-918-0609 (Israel), +972-3-918-0609 (International). For those who are not available to listen to the live broadcast, the call will be archived for 90 days.

As previously announced, beginning with the second quarter of 2007, the Company has been presenting its financial statements in accordance with U.S. GAAP. This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude (1) depreciation and amortization, (2) compensation expenses in respect of options granted to directors, officers and employees, (3) Nishiwaki Fab restructuring costs and impairment, (4) TPSCo pre-merger costs, (5) financing expenses, net other than interest accrued, such that non-GAAP interest expenses and other non-cash financial expenses, net include only interest accrued during the reported period, whether paid or payable, (6) Gain from acquisition and (7) income tax expense, such that non-GAAP income tax expense include only taxes paid during the reported period on a cash basis. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. As applied in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of loss, according to U.S. GAAP, excluding Nishiwaki Fab restructuring costs and impairment, TPSCo pre-merger costs, gain from acquisition, interest and financing expenses (net), tax, depreciation and amortization and stock based compensation expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the non-GAAP financial information presented herein should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, per share data or other income or cash flow statement data prepared in accordance with GAAP and is not necessarily consistent with the non-GAAP data presented in previous filings.

Since the initial listing of the Company on NASDAQ in the United States of America, Tower has followed accounting principles of the US GAAP, both for internal as well as external purposes, and since 2007 its main reporting was under US GAAP. In order to provide full disclosure, and since the Company that was an affiliate of Israel Corporation, Ltd., a public holding company traded in TASE, reporting under International Financial Reporting Standards rules (“IFRS”), during the years before and including 2014, and has become in 2015 an affiliate of Kenon Holdings, LTD, a public holding company traded in NYSE and TASE reporting under the IFRS, the Company is hereby adding the IFRS main results in addition to US GAAP financials on a voluntary basis. IFRS differs in certain significant aspects from U.S. GAAP. The primary differences between US GAAP and IFRS related to the Company is the accounting for financial instruments, primarily the Company’s debentures. Net loss under International Financial Reporting Standards rules (“IFRS”) was approximately $10 million for the first quarter of 2015, with the main difference between US GAAP and IFRS accounting principles as far as relates to the Company’s statement of operations for this reporting period is the different treatment of financial instruments affecting non-cash financing expenses, net.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. For more information, please visit www.towerjazz.com.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.tpsemico.com.

CONTACTS:
TowerJazz Investor Relations | Noit Levy-Karoubi, +972 4 604 7066 | Noit.levi@towerjazz.com
GK Investor Relations | Kenny Green, (646) 201 9246 | towerjazz@gkir.com

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) maintaining existing customers and attracting additional customers, (ii) demand in our customers’ end markets, (iii) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product to other fabss, (iv) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (v) serving our debt and other liabilities, (vi) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (vii) fluctuations in cash flow, (viii) our ability to satisfy the covenants stipulated in our agreements with our lenders, banks and bond holders, (viii) our majority stake in TPSCo, (ix) ceasing the Nishiwaki fab operations in the course of restructuring our activities and business in Japan, including the sale of TowerJazz Japan (‘TJP’) assets in order to fund its liabilities, settling any potential claims from its employees, labor unions, suppliers, or other third parties amicably to avoid deviations to our estimated accruals and allowances and so that it may pay all its obligations and liabilities and any risk that may result from any legal proceeding filed by vendors, customers and/or other third parties in the course of the operations cessation, dissolution and closure of TJP, (x) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xi)  cancellation of orders, (xii) failure to receive orders currently expected, (xiii) we may be required to incur additional indebtedness, (xiv) effect of global recession, unfavorable economic conditions and/or credit crisis, (xv) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xvi) may have obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xvii) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xviii) to execute debt re-financing, restructuring and/or fundraising to enable the service of our debt and other liabilities, (xix) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xx)  the purchase of equipment to increase capacity, the completion of the equipment installation, technology transfer and raising the funds therefor, (xxi) the concentration of our business in the semiconductor industry, (xxii) the effect of financial instruments’ accounting treatment under US GAAP on non-cash other financing expenses, net included in our statement of operations, primarily the impact of amortization, accretion and acceleration thereof as a result of debentures Series F conversion to shares which can increase our non-cash other financing expenses by up to additional $15 million and reduce net profits (while reducing such expenses and improving profitability in the future periods thereafter), however, will improve shareholders’ equity and reduce liabilities, all in accordance with US GAAP, ASC 470 (formerly EITF 98-5 and EITF 00-27), and such accelerated accretion and amortization of the Beneficial Conversion Feature created in 2012; (xxiii) product returns, (xxiv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxv) competing effectively, (xxvi) achieving acceptable device yields, product performance and delivery times, (xxvii) possible production or yield problems in our wafer fabrication facilities, (xxviii) our ability to manufacture products on a timely basis, (xxix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxx) our ability to fulfill our obligations and meet performance milestones under our agreements, including meeting our remaining obligations for the warranty period under our agreement with an Asian entity signed in 2009, (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business locally and internationally, (xxxiii) fluctuations in the market price of our traded securities may adversely affect our reported GAAP non-cash financing expenses, (xxxiv) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities may dilute the shareholdings of current and future shareholders, (xxxv) meeting regulatory requirements worldwide; and (xxxvi) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4, S-8 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#      #      #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	March 31,	December 31,
	2015	2014
	(Unaudited)
A S S E T S

CURRENT ASSETS
Cash and short-term interest bearing deposits	$134,216	$187,167
Trade accounts receivable	105,491	99,166
Other receivables	7,408	5,759
Inventories	86,153	87,873
Other current assets	20,314	14,119
Total current assets	353,582	394,084

LONG-TERM INVESTMENTS	11,785	11,896

PROPERTY AND EQUIPMENT, NET	408,513	419,111

INTANGIBLE ASSETS, NET	41,225	42,037

GOODWILL	7,000	7,000

OTHER ASSETS, NET	6,391	10,018

TOTAL ASSETS	$828,496	$884,146

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short term debt	$26,721	$119,999
Trade accounts payable	108,616	98,632
Deferred revenue	8,112	5,478
Employee related liabilities, including
Nishiwaki retirement allowance	44,059	59,597
Other current liabilities	15,043	16,619
Total current liabilities	202,551	300,325

LONG-TERM DEBT	225,841	267,087

LONG-TERM CUSTOMERS' ADVANCES	6,181	6,272

EMPLOYEE RELATED LIABILITES	15,973	16,699

DEFERRED TAX LIABILITY	75,854	75,278

OTHER LONG-TERM LIABILITIES	10,057	22,924

Total liabilities	536,457	688,585

TOTAL SHAREHOLDERS' EQUITY	292,039	195,561

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$828,496	$884,146

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED CASH REPORT (UNAUDITED)
(dollars in thousands)

Three months
ended
March 31,
2015

Cash at beginning of the period	$187,167

Cash from operations, excluding interest payments	43,986
Funds received from exercise of warrants and options	6,471
Investments in property, equipment and other fixed assets	(28,122)
Debt repayment- principal, mainly to early redeem Jazz notes	(46,683)
Debt repayment- interest	(3,696)
Nishiwaki's employees retirement related payments in connection with its cessation of operations	(24,907)
Cash at end of the period	$134,216

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2015	2014	2014
	GAAP	GAAP	GAAP

REVENUES	$226,217	$235,289	$132,653

COST OF REVENUES	193,225	197,197	128,403

GROSS PROFIT	32,992	38,092	4,250

OPERATING COSTS AND EXPENSES

Research and development	14,837	14,378	7,443
Marketing, general and administrative	16,161	15,525	10,816
Nishiwaki Fab restructuring costs and impairment	--	(20,228)	71,459
Merger related costs	--	--	1,229

	30,998	9,675	90,947

OPERATING PROFIT (LOSS)	1,994	28,417	(86,697)

INTEREST EXPENSE, NET	(3,633)	(7,817)	(8,113)

OTHER NON CASH FINANCING EXPENSE, NET (a)	(84,596)	(17,156)	(20,117)

GAIN FROM ACQUISITION, NET	--	--	151,155

OTHER INCOME (EXPENSE), NET	(9)	15	139

PROFIT (LOSS) BEFORE INCOME TAX (b)	(86,244)	3,459	36,367

INCOME TAX BENEFIT (c)	10,894	740	2,454

PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST (b)	(75,350)	4,199	38,821

NON CONTROLLING INTEREST	2,286	(3,575)	--

NET PROFIT (LOSS) (b)	$(73,064)	$624	$38,821

(a)
Other non cash financing expense, net for the three months ended March 31, 2015 comprised primarily of accelerated accretion and amortization resulting from the $162 million accelerated conversions of debentures series F.

(b)
The differences between the above-referenced GAAP profit (loss) results for the first quarter of 2015 as compared with the comparable periods' results are mainly due to: (i) $85 million other non cash financing expenses included in the three months ended March 31, 2015, primarily reflecting accelerated accretion resulted from the successful $162 million accelerated conversion of debentures series F (ii) $151 million gain from the acquisition of TPSCo  included in the first quarter of 2014; and (iii) $71 million and ($20) million related to Nishiwaki Fab cessation of operations recorded in the three months ended March 31, 2014 and December 31, 2014, respectively.

(c)
Income tax benefit for the three months ended March 31, 2015 includes primarily an $11 million income resulting from expiration of the statute of limitations during the first quarter of 2015 in connection with tax items for which accruals have been made in prior years

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended		Three months ended				Three months ended
	March 31,		March 31,				March 31,
	2015	2014	2015		2014		2015		2014
	non-GAAP		Adjustments (see a, b, c, d, e below)				GAAP

REVENUES	$226,217	$132,653	$--		$--		$226,217		$132,653

COST OF REVENUES	145,530	88,162	47,695	(a)	40,241	(a)	193,225		128,403

GROSS PROFIT	80,687	44,491	(47,695)		(40,241)		32,992		4,250

OPERATING COSTS AND EXPENSES

Research and development	14,422	7,155	415	(b)	288	(b)	14,837		7,443
Marketing, general and administrative	14,929	9,866	1,232	(c)	950	(c)	16,161		10,816
Nishiwaki Fab restructuring costs and impairment	--	--	--		71,459		--		71,459
Merger related costs	--	--	--		1,229		--		1,229

	29,351	17,021	1,647		73,926		30,998		90,947

OPERATING PROFIT (LOSS)	51,336	27,470	(49,342)		(114,167)		1,994		(86,697)

INTEREST EXPENSE, NET	(3,633)	(8,113)	--	(d)	--	(d)	(3,633)		(8,113)

OTHER NON CASH FINANCING EXPENSE, NET (*)	--	--	(84,596)		(20,117)		(84,596)		(20,117)

GAIN FROM ACQUISITION, NET	--	--	--		151,155		--		151,155

OTHER INCOME (EXPENSE), NET	(9)	139	--		--		(9)		139

PROFIT (LOSS) BEFORE INCOME TAX	47,694	19,496	(133,938)		16,871		(86,244)	(f)	36,367

INCOME TAX BENEFIT (EXPENSE)	(464)	--	11,358	(e)	2,454	(e)	10,894		2,454

PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST	47,230	19,496	(122,580)		19,325		(75,350)	(f)	38,821

NON CONTROLLING INTEREST	2,286	--	--		--		2,286		--

NET PROFIT (LOSS)	$49,516	$19,496	$(122,580)		$19,325		$(73,064)	(f)	$38,821

NON-GAAP GROSS MARGINS	36%	34%

NON-GAAP OPERATING MARGINS	23%	21%

NON-GAAP NET MARGINS	22%	15%

BASIC EARNINGS PER ORDINARY SHARE	$0.78	$0.40

(a)
Includes depreciation and amortization expenses in the amounts of $47,439 and $39,944 and stock based compensation expenses in the amounts of $256 and $297 for the three months ended March 31, 2015 and March 31, 2014 respectively.

(b)
Includes depreciation and amortization expenses in the amounts of  $96 and $29 and stock based compensation expenses in the amounts of $319 and $259 for the three months ended March 31, 2015 and March 31, 2014 respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $497 and $200 and stock based compensation expenses in the amounts of $735 and $750 for the three months ended March 31, 2015 and March 31, 2014 respectively.

(d)	Non-GAAP interest expense, net include only interest on an accrual basis.
(e)	Non-GAAP income tax expense include taxes paid during the period on a cash basis.
(f)
The differences between the above-referenced GAAP profit (loss) results for the first quarter of 2015 as compared with the comparable periods' results are mainly due to: (i) $85 million other non cash financing expenses included in the three months ended March 31, 2015, primarily reflecting accelerated accretion resulted from the successful $162 million accelerated conversion of debentures series F (ii) $151 million gain from the acquisition of TPSCo  included in the first quarter of 2014; and (iii) $71 million of costs related to Nishiwaki Fab cessation of operations recorded in the three months ended March 31, 2014.

(*)
Other non cash financing expense, net for the three months ended March 31, 2015 comprised primarily of accelerated accretion and amortization resulting from the $162 million accelerated conversions of debentures series F.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended		Three months ended				Three months ended
	March 31,	December 31,	March 31,		December 31,		March 31,		December 31,
	2015	2014	2015		2014		2015		2014
	non-GAAP		Adjustments (see a, b, c, d, e below)				GAAP

REVENUES	$226,217	$235,289	$--		$--		$226,217		$235,289

COST OF REVENUES	145,530	151,105	47,695	(a)	46,092	(a)	193,225		197,197

GROSS PROFIT	80,687	84,184	(47,695)		(46,092)		32,992		38,092

OPERATING COSTS AND EXPENSES

Research and development	14,422	13,676	415	(b)	702	(b)	14,837		14,378
Marketing, general and administrative	14,929	14,623	1,232	(c)	902	(c)	16,161		15,525
Nishiwaki Fab restructuring costs and impairment	--	--	--		(20,228)		--		(20,228)

	29,351	28,299	1,647		(18,624)		30,998		9,675

OPERATING PROFIT	51,336	55,885	(49,342)		(27,468)		1,994		28,417

INTEREST EXPENSE, NET	(3,633)	(7,817)	--	(d)	--	(d)	(3,633)		(7,817)

OTHER NON CASH FINANCING EXPENSE, NET (*)	--	--	(84,596)		(17,156)		(84,596)		(17,156)

OTHER INCOME (EXPENSE), NET	(9)	15	--		--		(9)		15

PROFIT (LOSS) BEFORE INCOME TAX	47,694	48,083	(133,938)		(44,624)		(86,244)	(f)	3,459

INCOME TAX BENEFIT (EXPENSE)	(464)	1,410	11,358	(e)	(670)	(e)	10,894		740

PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST	47,230	49,493	(122,580)		(45,294)		(75,350)	(f)	4,199

NON CONTROLLING INTEREST	2,286	(3,575)	--		--		2,286		(3,575)

NET PROFIT (LOSS)	$49,516	$45,918	$(122,580)		$(45,294)		$(73,064)	(f)	$624

BASIC EARNINGS (LOSS) PER ORDINARY SHARE							$(1.15)		$0.01

Weighted average number of ordinary
shares outstanding - in thousands (**)							63,581		55,647

(a)
Includes depreciation and amortization expenses in the amounts of $47,439 and $46,083 and stock based compensation expenses in the amounts of $256 and $9 for the three months ended March 31, 2015 and December 31, 2014 respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $96 and $398 and stock based compensation expenses in the amounts of $319 and $304 for the three months ended March 31, 2015 and December 31, 2014 respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $497 and $213 and stock based compensation expenses in the amounts of $735 and $689 for the three months ended March 31, 2015 and December 31, 2014 respectively.

(d)	Non-GAAP interest expense, net include only interest on an accrual basis.
(e)	Non-GAAP income tax benefit (expense) include taxes paid during the period on a cash basis.
(f)
The differences between the above-referenced GAAP profit (loss) results for the first quarter of 2015 as compared with the comparable periods' results are mainly due to: (i) $85 million other non cash financing expenses included in the three months ended March 31, 2015, primarily reflecting accelerated accretion resulted from the successful $162 million accelerated conversion of debentures series F; and (ii) ($20) million related to Nishiwaki Fab cessation of operations recorded in the three months ended December 31, 2014.

(*)
Other non cash financing expense, net for the three months ended March 31, 2015 comprised primarily of accelerated accretion and amortization resulting from the $162 million accelerated conversions of debentures series F.

(**)
Fully diluted earnings per share calculation and presentation are not required under GAAP for the first quarter of 2015, since the company did not record a net profit; hence, under GAAP, fully diluted earnings per share is not different than basic earnings per share for the first quarter of 2015; in order to calculate fully diluted share count, in case it was required under GAAP, shares underlying the following securities may have been added to the 77 million outstanding shares as of the date of this release- approximately 13 million possible shares underlying options and warrants, 3 million underlying debentures series F, 3 million underlying capital notes and 6 million underlying Jazz notes due December 2018 (unless repayable with cash).